================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 12)


                             ValueVision Media, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   92047K-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


            John W. Campo, Jr., Managing Director and General Counsel
                       GE Capital Equity Investments, Inc.
                               120 Long Ridge Road
                           Stamford, Connecticut 06927
                                 (203) 357-4011
--------------------------------------------------------------------------------
            (Name, Address and Tele phone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 28, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].







================================================================================

-------------------------------------               -------------------------------------
CUSIP No. 92047K-10-7                     13D                                      Page 2
-------------------------------------               -------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS         GE Capital Equity Investments, Inc.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     06-1468495
-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (a) [_]
                                                                                 (b) [x]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       Not applicable
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Delaware
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:         5,339,500  (see Item 5)
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:       0  (see Item 5)
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:    5,339,500  (see Item 5)
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:  0  (see Item 5)

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  5,339,500 (see Item
          5)

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.5% (see Item 5)

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   CO

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

      SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------               -------------------------------------
CUSIP No. 92047K-10-7                     13D                                      Page 3
-------------------------------------               -------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         NBC Universal, Inc.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     14-1682529
-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (a) [_]
                                                                                 (b) [x]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       Not applicable
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Delaware
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:         10,481,680  (see Item 5)
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:       0  (see Item 5)
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:    10,481,680 (see Item 5)
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:  0  (see Item 5)

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  10,481,680  (see
          Item 5)

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.3%  (see Item 5)

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   CO

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------               -------------------------------------
CUSIP No. 92047K-10-7                     13D                                      Page 4
-------------------------------------               -------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         General Electric Capital Corporation
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     13-1500700
-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (a) [_]
                                                                                 (b) [x]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       Not applicable
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Delaware
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:         5,339,500  (see Item 5)
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:       0  (see Item 5)
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:    5,339,500  (see Item 5)
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:  0  (see Item 5)

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  5,339,500 (see Item
          5)

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.5%  (see Item 5)

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   CO

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------         ------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------               -------------------------------------
CUSIP No. 92047K-10-7                     13D                                      Page 5
-------------------------------------               -------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         General Electric Capital Services, Inc.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     06-1109503
-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (a) [_]
                                                                                 (b) [x]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       Not applicable
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Delaware
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:         Disclaimed (see 11 below)
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:       0
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:    Disclaimed (see 11 below)
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:  0

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  Beneficial
          ownership of all shares disclaimed by General Electric Capital Services, Inc.

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   CO

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------         ------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------               -------------------------------------
CUSIP No. 92047K-10-7                     13D                                      Page 6
-------------------------------------               -------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         General Electric Company
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     14-0689340
-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (a) [_]
                                                                                 (b) [x]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       Not applicable
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [x]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Delaware
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:         Disclaimed (see 11 below)
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:       0
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:    Disclaimed (see 11 below)
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:  0

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  Beneficial
          ownership of all shares disclaimed by General Electric Company

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   CO

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------               -------------------------------------
CUSIP No. 92047K-10-7                     13D                                      Page 7
-------------------------------------               -------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:   National Broadcasting Company Holdings, Inc.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  13-3448662
-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (a) [_]
                                                                                 (b) [x]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       Not applicable
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Delaware
          ORGANIZATION:

-----------------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:      Disclaimed (see 11 below)
     SHARES
                  -----------------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:    0
    OWNED BY
                  -----------------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE        Disclaimed (see 11 below)
    REPORTING          POWER:
                  -----------------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE      0
                       POWER:
-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  Beneficial
          ownership of all shares disclaimed by National Broadcasting Company Holdings,
          Inc.

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  Not applicable (see 11 above)

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   CO
-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 12 amends the Schedule 13D filed April 26, 1999, as amended (the "Schedule 13D"), and is filed by GE Capital Equity Investments, Inc. ("GECEI"), NBC Universal, Inc. (formerly known as National Broadcasting Company, Inc.) ("NBC"), General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS"), General Electric Company ("GE"), and National Broadcasting Company Holding, Inc. ("NBC Holding") (each a "Reporting Person" and collectively the "Reporting Persons"), with respect to the common stock, $0.01 par value per share (the "Common Stock"), of ValueVision Media, Inc. (the "Company"). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 2.  Identity and Background.
         -----------------------

Item 2 is supplemented as follows:

            As of April 12, 2007, the name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GECEI, NBC, GE Capital, GECS, GE and NBC Holding, are set forth on Schedules A, B, C, D, E and F respectively, attached hereto.

            During the last five years, to the best of the Reporting Persons' knowledge, none their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            This Amendment No. 12 is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.


Item 4.  Purpose of Transaction.
         ----------------------

Item 4 is supplemented as follows:

            As previously disclosed publicly by the Company, on March 28, 2007, NBC exercised its right to have 6,452,194 shares of Common Stock it owns registered for sale pursuant to a registration statement to be filed with the Securities and Exchange Commission by the Company. NBC is exercising its rights pursuant to the terms of the Registration Rights Agreement with the Company, dated as of April 15, 1999.

            Additionally, any Reporting Person may dispose of some or all of its interest in the securities of the Company owned by it or acquired pursuant to the conversion of preferred stock or exercise of warrants, in the open market, in privately negotiated transactions with third parties, through a public offering upon exercise of the registration rights, or otherwise, depending on the course of action such Reporting Person pursues, market conditions and other factors.

            Any Reporting Person may seek to acquire additional shares of Common Stock through conversion of preferred stock or the exercise of warrants it owns. In addition, subject to the terms of the Shareholder Agreement, while it is not the Reporting Persons' present intention to do so, any Reporting Person may seek to (a) acquire additional shares of Common Stock or other securities of the Company through open market purchases, privately negotiated transactions, a public tender offer, a merger, reorganization or comparable transaction or otherwise or (b) acquire a material amount of the assets of the Company.

            Although the foregoing represents the range or activities presently contemplated by the Reporting Persons with respect to the Company, the possible activities of the Reporting Persons are subject to change at any time.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

            (a)   The responses of the Reporting Persons to Rows (11) through
(13) of the cover pages of this Amendment No. 12 are incorporated herein by reference. As of April 12, 2007, (X) GECEI and GE Capital (by virtue of its ownership of all of the common stock of GECEI) had sole beneficial ownership of an aggregate of 5,339,500 shares of Common Stock issuable upon the conversion of 5,339,500 shares of outstanding Preferred Stock and (Y) NBC had sole beneficial ownership of an aggregate of 10,481,680 shares of Common Stock composed of: (i) 6,452,194 shares of outstanding Common Stock; (ii) 4,000,000 shares of Common Stock issuable upon exercise of Branding Warrants; and (iii) 29,486 shares of Common Stock issuable upon exercise of the New Performance Warrant (which excludes 7,372 shares subject to the New Performance Warrant that are not exercisable within 60 days).

            Accordingly, as of April 12, 2007, GECEI and GE Capital (by virtue of its ownership of all of the common stock of GECEI) beneficially owned in the aggregate 5,339,500 shares of Common Stock, and NBC beneficially owned in the aggregate 10,481,680 shares of Common Stock, representing approximately 12.5% and 25.3%, respectively, of the shares of Common stock outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of shares outstanding as of December 12, 2006, as reported in the Company's Form 10-Q for the quarterly period ended November 4, 2006 and filed December 14, 2006 (37,428,702 shares), plus the shares issuable to the relevant Reporting Person upon conversion and/or exercise of the preferred stock and/or warrants described above). GECEI, GE Capital (by virtue of its ownership of all of the common stock of GECEI) and NBC beneficially owned in the aggregate 15,821,180 shares of Common Stock, representing approximately 33.8% of the shares of Common stock outstanding, determined as described above, as of April 12, 2007.

            Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock.

            (b)   The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 12 and (ii) Item 5(a) hereof are incorporated herein by reference. NBC and GECEI, as a consequence of being affiliated, may from time to time consult with each other regarding the securities of the Company.

            Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

            (c) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock during the past 60 days. On March 20, 2006, First Performance Distributor Warrants in respect of 343,725 shares of Common Stock expired. On November 16, 2006, Branding Warrants in respect of 2,000,000 shares of Common Stock expired. On November 11, 2006, New Performance Warrants in respect of 7,372 shares of Common Stock became exercisable.

            (d)   Not applicable.

            (e)   Not applicable.


Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

Exhibit 30  Power of Attorney (General Electric Capital Corporation).

Exhibit 31  Power of Attorney (General Electric Capital Services, Inc.).

Exhibit 32  Power of Attorney (General Electric Company).

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 13, 2007

                              GE CAPITAL EQUITY INVESTMENTS, INC.

                              By:  /s/  John W. Campo, Jr.
                                 --------------------------------------
                                 Name:  John W. Campo, Jr.
                                 Title: Managing Director


                              GENERAL ELECTRIC CAPITAL CORPORATION

                              By:  /s/  John W. Campo, Jr.
                                 --------------------------------------
                                 Name:  John W. Campo. Jr.
                                 Title: Attorney-in-fact


                              GENERAL ELECTRIC CAPITAL SERVICES, INC.

                              By:  /s/  John W. Campo, Jr.
                                 --------------------------------------
                                 Name:  John W. Campo. Jr.
                                 Title: Attorney-in-fact


                              GENERAL ELECTRIC COMPANY

                              By:  /s/  John W. Campo, Jr.
                                 --------------------------------------
                                 Name:  John W. Campo. Jr.
                                 Title: Attorney-in-fact


                              NATIONAL BROADCASTING COMPANY
                                HOLDING, INC.

                              By:  /s/  Lynn Calpeter
                                 --------------------------------------
                                 Name:  Lynn Calpeter
                                 Title: Vice President and Assistant Secretary


                              NBC UNIVERSAL, INC.

                              By:  /s/  Lynn Calpeter
                                 --------------------------------------
                                 Name:  Lynn Calpeter
                                 Title: Executive Vice President, Treasurer
                                        and Chief Financial Officer

                                                                      SCHEDULE A
                                                                      ----------


                             GE CAPITAL EQUITY INVESTMENTS, INC.
                                           DIRECTOR



                                            PRESENT
           NAME                         BUSINESS ADDRESS                      PRINCIPAL OCCUPATION
           ----                         ----------------                      --------------------
Ronald J. Herman, Jr.        GE Capital Equity Investments, Inc.     President, GE Capital Equity
                             201 Merritt 7                           Investments, Inc.
                             Norwalk, CT  06851


Citizenship:
U.S.A.



                             GE CAPITAL EQUITY INVESTMENTS, INC.
                                      EXECUTIVE OFFICERS


                                            PRESENT
           NAME                         BUSINESS ADDRESS                      PRINCIPAL OCCUPATION
           ----                         ----------------                      --------------------
Ronald J. Herman, Jr.        GE Capital Equity Investments, Inc.     President, GE Capital Equity
                             201 Merritt 7                           Investments, Inc.
                             Norwalk, CT  06851

Gustavo Arnaiz               GE Capital Equity Investments, Inc.     Senior Vice President, GE Capital
                             Ing. Butty 240 Piso 11                  Equity Investments, Inc.
                             Buenos Aires C1001AFB
                             Argentina

Andrea Assarat               GE Capital Equity Investments, Inc.     Senior Managing Director, GE Capital
                             201 Merritt 7                           Equity Investments, Inc.
                             Norwalk, CT  06851

Jennifer Buckley             GE Capital Equity Investments, Inc.     Managing Director, GE Capital Equity
                             50 Berkley Street, 6th Floor            Investments, Inc.
                             London, W1J 8HA
                             United Kingdom

John W. Campo, Jr.           GE Capital Equity Investments, Inc.     Managing Director, General Counsel
                             201 Merritt 7                           and Secretary, GE Capital Equity
                             Norwalk, CT  06851                      Investments, Inc.



                                      A-1



                                            PRESENT
           NAME                         BUSINESS ADDRESS                      PRINCIPAL OCCUPATION
           ----                         ----------------                      --------------------
Mark Chen                    GE Capital Equity Investments, Inc.     Managing Director, GE Capital Equity
                             Room 3303-3308, 33rd Floor              Investments, Inc.
                             One Exchange Place
                             Hong Kong

Sherwood Dodge               GE Capital Equity Investments, Inc.     Senior Managing Director, GE Capital
                             201 Merritt 7                           Equity Investments, Inc.
                             Norwalk, CT  06851

Frank Ertl                   GE Capital Equity Investments, Inc.     Managing Director, Chief Financial
                             201 Merritt 7                           Officer and Treasurer, GE Capital
                             Norwalk, CT  06851                      Equity Investments, Inc.

Michael S. Fisher            GE Capital Equity Investments, Inc.     Senior Managing Director
                             201 Merritt 7
                             Norwalk, CT  06851

Karen Rode                   GE Capital Equity Investments, Inc.     Senior Managing Director
                             201 Merritt 7
                             Norwalk, CT  06851


Citizenship:
Gustavo Arnaiz - Argentina
Jennifer Buckley - United Kingdom and New Zealand
All others - U.S.A.




                                      A-2



                                                                      SCHEDULE B
                                                                      ----------


                                     NBC UNIVERSAL, INC.
                                          DIRECTORS


                                            PRESENT
           NAME                         BUSINESS ADDRESS                      PRINCIPAL OCCUPATION
           ----                         ----------------                      --------------------
Lynn Calpeter                NBC Universal, Inc.                     Executive Vice President and Chief
                             30 Rockefeller Plaza                    Financial Officer, NBC Universal, Inc.
                             New York, NY  10112

Elizabeth Comstock           NBC Universal, Inc.                     President, NBC Universal Integrated
                             30 Rockefeller Plaza Media
                             New York, NY  10112

Bruce Campbell               NBC Universal, Inc.                     Executive Vice President - Business
                             30 Rockefeller Plaza                    Development, NBC Universal, Inc.
                             New York, NY  10112

Robert De Metz               Vivendi Universal S.A.                  Executive Vice President, Mergers and
                             42 Avenue de Friedland                  Acquisitions, Vivendi Universal S.A.
                             75380 Paris Cedex, 08
                             France

Duncan Ebersol               NBC Universal, Inc.                     Chairman, NBCU Sports & Olympics, NBC
                             30 Rockefeller Plaza                    Universal, Inc.
                             New York, NY  10112

Jean-Rene Fourtou            Vivendi Universal S.A.                  Chairman, Chief Executive Officer,
                             42 Avenue de Friedland                  and Director, Vivendi Universal S.A.
                             75380 Paris Cedex, 08
                             France

Jeffrey R. Immelt            General Electric Company                Chairman of the Board and Chief
                             3135 Easton Turnpike                    Executive Officer, General Electric
                             Fairfield, CT 06828 Company

Jay W. Ireland III           NBC Universal, Inc.                     President, NBCU TV Stations, NBC
                             30 Rockefeller Plaza                    Universal, Inc.
                             New York, NY  10112

Jean-Bernard Levy            Vivendi Universal S.A.                  Chief Operating Officer, Vivendi
                             42 Avenue de Friedland                  Universal S.A.
                             75380 Paris Cedex, 08
                             France



                                      B-1



                                            PRESENT
           NAME                         BUSINESS ADDRESS                      PRINCIPAL OCCUPATION
           ----                         ----------------                      --------------------
Ron Meyer                    Universal Studios, Inc.                 President, Chief Operating Officer,
                             100 Universal City Plaza                and Director, Universal Studios, Inc.
                             Universal City, CA  91608               and Vivendi Universal Entertainment
                                                                     LLLP

Keith S. Sherin              General Electric Company                Senior Vice President and Chief
                             3135 Easton Turnpike                    Financial Officer, General Electric
                             Fairfield, CT 06828 Company

Marc Shmuger                 Universal Studios, Inc.                 Chairman, Universal Pictures
                             100 Universal City Plaza
                             Universal City, CA  91608

Thomas L. Williams           Universal Studios Florida               Chairman and Chief Executive Officer,
                             1000 Universal Studios Plaza            Universal Parks & Resorts Group
                             Orlando, FL 32819

Robert C. Wright             NBC Universal, Inc.                     Vice Chairman of the Board and
                             30 Rockefeller Plaza                    Executive Officer, General Electric
                             New York, NY  10112                     Company; Chairman of the Board , NBC
                                                                     Universal, Inc.

Jeffrey A. Zucker            NBC Universal, Inc.                     President and Chief Executive
                             30 Rockefeller Plaza                    Officer, NBC Universal, Inc.
                             New York, NY  10112


Citizenship:
Robert De Metz - France
Jean- Rene Fourtou - France
Jean-Bernard Levy - France
All others - U.S.A.




                                      B-2



                                     NBC UNIVERSAL, INC.
                                      EXECUTIVE OFFICERS


                                            PRESENT
           NAME                         BUSINESS ADDRESS                      PRINCIPAL OCCUPATION
           ----                         ----------------                      --------------------
Robert C. Wright             NBC Universal, Inc.                     Vice Chairman of the Board and
                             30 Rockefeller Plaza                    Executive Officer, General Electric
                             New York, NY  10112                     Company; Chairman of the Board , NBC
                                                                     Universal, Inc.

Jeffrey A. Zucker            NBC Universal, Inc.                     President and Chief Executive
                             30 Rockefeller Plaza                    Officer, NBC Universal, Inc.
                             New York, NY  10112

Lynn Calpeter                NBC Universal, Inc.                     Executive Vice President, Chief
                             30 Rockefeller Plaza                    Financial Officer and Treasurer
                             New York, NY  10112

Bruce Campbell               NBC Universal, Inc.                     Executive Vice President - Business
                             30 Rockefeller Plaza                    Development, NBC Universal, Inc.
                             New York, NY  10112

Marc Chini                   NBC Universal, Inc.                     Executive Vice President - Human
                             30 Rockefeller Plaza                    Resources, NBC Universal, Inc.
                             New York, NY  10112

Elizabeth Comstock           NBC Universal, Inc.                     President - Integrated Media, NBC
                             30 Rockefeller Plaza                    Universal, Inc.
                             New York, NY  10112

Richard Cotton               NBC Universal, Inc.                     Executive Vice President and General
                             30 Rockefeller Plaza                    Counsel, NBC Universal, Inc.
                             New York, NY  10112

Duncan Ebersol               NBC Universal, Inc.                     Chairman, NBCU Sports & Olympics, NBC
                             30 Rockefeller Plaza                    Universal, Inc.
                             New York, NY  10112

John W. Eck                  NBC Universal, Inc.                     President and CIO - Media Works, NBC
                             30 Rockefeller Plaza                    Universal, Inc.
                             New York, NY  10112



                                      B-3



                                            PRESENT
           NAME                         BUSINESS ADDRESS                      PRINCIPAL OCCUPATION
           ----                         ----------------                      --------------------
Jay W. Ireland III           NBC Universal, Inc.                     President, NBCU TV Stations, NBC
                             30 Rockefeller Plaza                    Universal, Inc.
                             New York, NY  10112

David Linde                  Universal Studios, Inc.                 Co-Chairman, Focus Features
                             100 Universal City Plaza
                             Universal City, CA  91608

Ron Meyer                    Universal Studios, Inc.                 President, Chief Operating Officer,
                             100 Universal City Plaza                and Director, Universal Studios, Inc.
                             Universal City, CA  91608               and Vivendi Universal Entertainment
                                                                     LLLP

Cory Shields                 NBC Universal, Inc.                     Executive Vice President - Corporate
                             30 Rockefeller Plaza                    Communications, NBC Universal, Inc.
                             New York, NY  10112

Marc Shmuger                 Universal Studios, Inc.                 Chairman, Universal Pictures
                             100 Universal City Plaza
                             Universal City, CA  91608

Peter J. Smith               76 Oxford Street                        President, NBCU International, NBC
                             Oxford House                            Universal, Inc.
                             London, England
                             W1D 1BS

Thomas L. Williams           Universal Studios Florida               Chairman and Chief Executive Officer,
                             1000 Universal Studios Plaza            Universal Parks & Resorts Group
                             Orlando, FL  32819


Citizenship:
Peter J. Smith - United Kingdom
All others - U.S.A.




                                      B-4


                                                                      SCHEDULE C
                                                                      ----------


                             GENERAL ELECTRIC CAPITAL CORPORATION
                                          DIRECTORS


                                             PRESENT
             NAME                       BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
             ----                       ----------------                     --------------------
Charles E. Alexander          GE Capital Europe                    President - GE Capital Europe
                              30 Berkeley Square
                              London, England W1J 6EW

Jeffrey S. Bornstein          GE Commercial Finance                Chief Financial Officer - GE Commercial
                              901 Main Avenue Finance
                              Norwalk, CT 06851

Kathryn A. Cassidy            General Electric Capital             Senior Vice President, Corporate
                              Corporation                          Treasury and Global Funding Operation -
                              201 High Ridge Road                  General Electric Capital Corporation
                              Stamford, CT 06927

James A. Colica               General Electric Capital             Senior Vice President, Global Risk
                              Corporation                          Management - GE Corporate
                              260 Long Ridge Road
                              Stamford, CT 06927

Pamela Daley                  General Electric Company             Senior Vice President - Corporate
                              3135 Easton Turnpike                 Business Development - General Electric
                              Fairfield, CT 06828 Company

Brackett B. Denniston III     General Electric Company             Senior Vice President and General
                              3135 Easton Turnpike                 Counsel - General Electric Company
                              Fairfield, CT 06828

Jeffrey R. Immelt             General Electric Company             Chairman and Chief Executive Officer,
                              3135 Easton Turnpike                 General Electric Company
                              Fairfield, CT 06828

Michael A. Neal               GE Commercial Finance                President and Chief Executive Officer -
                              901 Main Avenue                      GE Commercial Finance
                              Norwalk, CT 06851

David R. Nissen               GE Money                             President and Chief Executive Officer -
                              777 Long Ridge Road                  GE Money
                              Stamford, CT 06902


                                      C-1

                                             PRESENT
             NAME                       BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
             ----                       ----------------                     --------------------
Ronald R. Pressman            GE Asset Management                  President and Chief Executive Officer -
                              3003 Summer Street                   GE Asset Management
                              Stamford, CT 06904

Deborah M. Reif               GE Commercial Finance                President and Chief Executive Officer,
                              120 Long Ridge Road                  Equipment Services - GE Commercial
                              Stamford, CT 06927 Finance

John G. Rice                  GE Infrastructure                    President and Chief Executive Officer -
                              4200 Wildwood Parkway                GE Infrastructure
                              Atlanta, GA 30339

John M. Samuels               General Electric Company             Vice President and Senior Tax Counsel -
                              3135 Easton Turnpike                 General Electric Company
                              Fairfield, CT 06828

Keith S. Sherin               General Electric Company             Senior Vice president, Finance and
                              3135 Easton Turnpike                 Chief Financial Officer - General
                              Fairfield, CT 06828                  Electric Company

Lloyd G. Trotter              General Electric Company             President and Chief Executive Officer -
                              3135 Easton Turnpike                 GE Industrial
                              Fairfield, CT 06828

Robert C. Wright              General Electric Company             Vice Chairman - General Electric Company
                              30 Rockefeller Plaza
                              New York , NY 10112

Citizenship:
Charles E. Alexander - United Kingdom
All others - U.S.A.




                                      C-2



                             GENERAL ELECTRIC CAPITAL CORPORATION
                                      EXECUTIVE OFFICERS


                                             PRESENT
             NAME                       BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
             ----                       ----------------                     --------------------
Jeffrey R. Immelt             General Electric Company             Chief Executive Officer
                              3135 Easton Turnpike
                              Fairfield, CT 06828

Keith S. Sherin               General Electric Company             Chief Financial Officer
                              3135 Easton Turnpike
                              Fairfield, CT 06828

Michael A. Neal               GE Commercial Finance                Chairman of the Board and President
                              901 Main Avenue
                              Norwalk, CT 06851

David R. Nissen               GE Money                             President
                              777 Long Ridge Road
                              Stamford, CT 06902

Deborah M. Reif               GE Commercial Finance                Executive Vice President
                              120 Long Ridge Road
                              Stamford, CT 06927

Jeffrey S. Bornstein          GE Commercial Finance                Senior Vice President, Finance
                              901 Main Avenue
                              Norwalk, CT 06851

Kathryn A. Cassidy            General Electric Capital             Senior Vice President, Corporate
                              Corporation                          Treasury and Global Funding Operation
                              201 High Ridge Road
                              Stamford, CT 06927

James A. Colica               General Electric Capital             Senior Vice President, Global Risk
                              Corporation                          Management
                              260 Long Ridge Road
                              Stamford, CT 06927

Richard D'Avino               General Electric Capital             Senior Vice President, Taxes
                              Corporation
                              120 Long Ridge Road
                              Stamford, CT 06927



                                      C-3



                                             PRESENT
             NAME                       BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
             ----                       ----------------                     --------------------
Philip D. Ameen               General Electric Company             Senior Vice President and Controller
                              3135 Easton Turnpike
                              Fairfield, CT 06828

Craig T. Beazer               General Electric Company             Vice President, General Counsel and
                              3135 Easton Turnpike                 Secretary
                              Fairfield, CT 06828


Citizenship:
All U.S.A.
























                                      C-4



                                                                      SCHEDULE D
                                                                      ----------


                           GENERAL ELECTRIC CAPITAL SERVICES, INC.
                                          DIRECTORS

                                             PRESENT
             NAME                       BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
             ----                       ----------------                     --------------------
Charles E. Alexander          GE Capital Europe                    President - GE Capital Europe
                              30 Berkeley Square
                              London, England W1J 6EW

Jeffrey S. Bornstein          GE Commercial Finance                Chief Financial Officer - GE Commercial
                              901 Main Avenue Finance
                              Norwalk, CT 06851

Kathryn A. Cassidy            General Electric Capital             Senior Vice President, Corporate
                              Corporation                          Treasury and Global Funding Operation -
                              201 High Ridge Road                  General Electric Capital Corporation
                              Stamford, CT 06927

James A. Colica               General Electric Capital             Senior Vice President, Global Risk
                              Corporation                          Management - GE Corporate
                              260 Long Ridge Road
                              Stamford, CT 06927

Pamela Daley                  General Electric Company             Senior Vice President - Corporate
                              3135 Easton Turnpike                 Business Development - General Electric
                              Fairfield, CT 06828                  Company

Brackett B. Denniston III     General Electric Company             Senior Vice President and General
                              3135 Easton Turnpike                 Counsel - General Electric Company
                              Fairfield, CT 06828

Jeffrey R. Immelt             General Electric Company             Chairman and Chief Executive Officer,
                              3135 Easton Turnpike                 General Electric Company
                              Fairfield, CT 06828

Michael A. Neal               GE Commercial Finance                President and Chief Executive Officer -
                              901 Main Avenue                      GE Commercial Finance
                              Norwalk, CT 06851

David R. Nissen               GE Money                             President and Chief Executive Officer -
                              777 Long Ridge Road                  GE Money
                              Stamford, CT 06902



                                      D-1


                                             PRESENT
             NAME                       BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
             ----                       ----------------                     --------------------
Ronald R. Pressman            GE Asset Management                  President and Chief Executive Officer -
                              3003 Summer Street                   GE Asset Management
                              Stamford, CT 06904

Deborah M. Reif               GE Commercial Finance                President and Chief Executive Officer,
                              120 Long Ridge Road                  Equipment Services - GE Commercial
                              Stamford, CT 06927                   Finance

John G. Rice                  GE Infrastructure                    President and Chief Executive Officer -
                              4200 Wildwood Parkway                GE Infrastructure
                              Atlanta, GA 30339

John M. Samuels               General Electric Company             Vice President and Senior Tax Counsel -
                              3135 Easton Turnpike                 General Electric Company
                              Fairfield, CT 06828

Keith S. Sherin               General Electric Company             Senior Vice president, Finance and
                              3135 Easton Turnpike                 Chief Financial Officer - General
                              Fairfield, CT 06828                  Electric Company

Lloyd G. Trotter              General Electric Company             President and Chief Executive Officer -
                              3135 Easton Turnpike                 GE Industrial
                              Fairfield, CT 06828

Robert C. Wright              NBC Universal, Inc.                  Vice Chairman of the Board and Executive
                              30 Rockefeller Plaza                 Officer, General Electric Company; Chairman
                              New York , NY 10112                  of the Board, NBC Universal, Inc.

Citizenship:
Charles E. Alexander - United Kingdom
All others - U.S.A.





                                      D-2



                           GENERAL ELECTRIC CAPITAL SERVICES, INC.
                                      EXECUTIVE OFFICERS


                                             PRESENT
             NAME                       BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
             ----                       ----------------                     --------------------
Jeffrey R. Immelt             General Electric Company             Chief Executive Officer
                              3135 Easton Turnpike
                              Fairfield, CT 06828

Keith S. Sherin               General Electric Company             Chief Financial Officer
                              3135 Easton Turnpike
                              Fairfield, CT 06828

Michael A. Neal               GE Commercial Finance                Chairman of the Board and President
                              901 Main Avenue
                              Norwalk, CT 06851

David R. Nissen               GE Money                             President
                              777 Long Ridge Road
                              Stamford, CT 06902

Deborah M. Reif               GE Commercial Finance                Executive Vice President
                              120 Long Ridge Road
                              Stamford, CT 06927

Jeffrey S. Bornstein          GE Commercial Finance                Senior Vice President, Finance
                              901 Main Avenue
                              Norwalk, CT 06851

Kathryn A. Cassidy            General Electric Capital             Senior Vice President, Corporate
                              Corporation                          Treasury and Global Funding Operation
                              201 High Ridge Road
                              Stamford, CT 06927

James A. Colica               General Electric Capital             Senior Vice President, Global Risk
                              Corporation                          Management
                              260 Long Ridge Road
                              Stamford, CT 06927

Richard D'Avino               General Electric Capital             Senior Vice President, Taxes
                              Corporation
                              120 Long Ridge Road
                              Stamford, CT 06927

Philip D. Ameen               General Electric Company             Senior Vice President and Controller
                              3135 Easton Turnpike
                              Fairfield, CT 06828

Craig T. Beazer               General Electric Company             Vice President, General Counsel and
                              3135 Easton Turnpike                 Secretary
                              Fairfield, CT 06828


Citizenship:
All U.S.A.




                                      D-3


                                                                      SCHEDULE E
                                                                      ----------


                                   GENERAL ELECTRIC COMPANY
                                          DIRECTORS


                                              PRESENT
             NAME                        BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
             ----                        ----------------                     --------------------
James I. Cash, Jr.              c/o Greylock Partners                Former Professor of Business
                                880 Winter Street - Suite 300        Administration-Graduate School of
                                Waltham, MA  02451                   Business Administration, Harvard
                                                                     University

Sir William M. Castell          The Welcome Trust                    Chairman, The Welcome Trust
                                215 Euston Road
                                London
                                NW1 2BE
                                United Kingdom

Ann M. Fudge                    Young & Rubicam Brands               Former Chairman of the Board and
                                285 Madison Avenue                   Chief Executive Officer, Young &
                                New York, New York  10017            Rubicam Brands (global marketing
                                                                     communications network)

Claudio X. Gonzalez             Kimberly-Clark de Mexico, S.A. de    Chairman of the Board and Chief
                                C.V.                                 Executive Officer, Kimberly-Clark de
                                Jose Luis Lagrange 103,              Mexico, S.A. de C.V. (consumer
                                Tercero Piso                         products)
                                Colonia Los Morales
                                Mexico, D.F. 11510, Mexico

Susan Hockfield                 Massachusetts Institute of           President, Massachusetts Institute of
                                Technology                           Technology
                                77 Massachusetts Avenue
                                Building 3-208
                                Cambridge, MA  02139

Jeffrey R. Immelt               General Electric Company             Chairman of the Board and Chief
                                3135 Easton Turnpike                 Executive Officer, General Electric
                                Fairfield, CT 06828                  Company

Andrea Jung                     Avon Products, Inc.                  Chairman of the Board and Chief
                                1345 Avenue of the Americas          Executive Officer, Avon Products,
                                New York, New York  10105            Inc. (cosmetics)

                                      E-1



                                              PRESENT
             NAME                        BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
             ----                        ----------------                     --------------------
Alan G. Lafley                  The Procter & Gamble Company         Chairman of the Board, President and
                                1 Procter & Gamble Plaza             Chief Executive, The Procter & Gamble
                                Cincinnati, OH  45202-3315           Company (personal and household
                                                                     products)

Robert W. Lane                  Deere & Company                      Chairman of the Board and Chief
                                One John Deere Place                 Executive Officer, Deere & Company
                                Moline, Illinois  61265              (agricultural and forestry equipment)

Ralph S. Larsen                 Johnson & Johnson                    Former Chairman of the Board and
                                100 Albany Street                    Chief Executive Officer, Johnson &
                                Suite 200                            Johnson (pharmaceutical, medical and
                                New Brunswick, NJ  08901             consumer products)

Rochelle B. Lazarus             Ogilvy & Mather Worldwide            Chairman of the Board and Chief
                                309 West 49th Street                 Executive Officer, Ogilvy & Mather
                                New York, NY  10019-7316             Worldwide (advertising)

Sam Nunn                        Sam Nunn School of International     Co-Chairman and Chief Executive
                                Affairs                              Officer, Nuclear Threat Initiative
                                Georgia Institute of Technology
                                781 Marietta Street, NW
                                Atlanta, Georgia  30318

Roger S. Penske                 Penske Corporation                   Chairman of the Board and President,
                                2555 Telegraph Road                  Penske Corporation (transportation
                                Bloomfield Hills, MI  48302-0954     and automotive services)

Robert J. Swieringa             S.C. Johnson Graduate School         Anne and Elmer Lindseth Dean and
                                Cornell University                   Professor of Accounting, S.C. Johnson
                                207 Sage Hall                        Graduate School of Management,
                                Ithaca, NY  14853-6201               Cornell University

Douglas A. Warner III           J.P. Morgan Chase & Co.,             Former Chairman of the Board, J.P.
                                The Chase Manhattan Bank and         Morgan Chase & Co., The Chase
                                Morgan Guaranty Trust Co. of New     Manhattan Bank and Morgan Guaranty
                                York                                 Trust Co. of New York (investment
                                270 Park Avenue                      banking)
                                New York, NY  10154



                                      E-2



                                              PRESENT
             NAME                        BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
             ----                        ----------------                     --------------------
Robert C. Wright                NBC Universal, Inc.                  Vice Chairman of the Board and
                                30 Rockefeller Plaza                 Executive Officer, General Electric
                                New York, NY  10112                  Company; Chairman of the Board, NBC
                                                                     Universal, Inc.


Citizenship:
Sir William M. Castell - United Kingdom
Claudio X. Gonzalez - Mexico
Andrea Jung - Canada
All others - U.S.A.











                                      E-3



                                   GENERAL ELECTRIC COMPANY
                                      EXECUTIVE OFFICERS


                                              PRESENT
             NAME                        BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
             ----                        ----------------                     --------------------
Jeffrey R. Immelt               General Electric Company             Chairman of the Board and Chief
                                3135 Easton Turnpike                 Executive Officer, General Electric
                                Fairfield, CT 06828                  Company

Philip D. Ameen                 General Electric Company             Vice President and Comptroller
                                3135 Easton Turnpike
                                Fairfield, CT  06828

Kathryn A. Cassidy              General Electric Company             Vice President and GE Treasurer
                                201 High Ridge Road
                                Stamford, CT  06905-3417

Pamela Daley                    General Electric Company             Senior Vice President - Corporate
                                3135 Easton Turnpike                 Business Development
                                Fairfield, CT  06828

Brackett B. Denniston III       General Electric Company             Senior Vice President and General
                                3135 Easton Turnpike                 Counsel
                                Fairfield, CT  06828

Joseph M. Hogan                 General Electric Company              Senior Vice President - GE Healthcare
                                Pollards Wood, Nightingales Lane
                                Chalfont St. Giles
                                HP8 4SP Great Britain

John F. Lynch                   General Electric Company              Senior Vice President - Human
                                3135 Easton Turnpike                  Resources
                                Fairfield, CT  06828

Michael A. Neal                 General Electric Company              Vice Chairman, General Electric
                                260 Long Ridge Road                   Company; President and Chief
                                Stamford, CT  06927                   Executive Officer, GE Capital
                                                                      Services

David R. Nissen                 General Electric Company              Senior Vice President - GE Consumer
                                201 High Ridge Road                   Finance
                                Stamford, CT 06905-3417



                                      E-4



                                              PRESENT
             NAME                        BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
             ----                        ----------------                     --------------------
John G. Rice                    General Electric Company              Vice Chairman, General Electric
                                4200 Wildwood Parkway                 Company; President and Chief
                                Atlanta, GA  30339                    Executive Officer, GE Infrastructure

Keith S. Sherin                 General Electric Company              Senior Vice President - Finance and
                                3135 Easton Turnpike                  Chief Financial Officer
                                Fairfield, CT  06828

Lloyd G. Trotter                General Electric Company              Vice Chairman, General Electric
                                3135 Easton Turnpike                  Company; President and Chief
                                Fairfield, CT  06828                  Executive Officer, GE Industrial

Robert C. Wright                NBC Universal, Inc.                   Vice Chairman of the Board and
                                30 Rockefeller Plaza                  Executive Officer, General Electric
                                New York, NY  10112                   Company; Chairman of the Board, NBC
                                                                      Universal, Inc.

Jeffrey A. Zucker               NBC Universal, Inc.                   President and Chief Executive
                                30 Rockefeller Plaza                  Officer, NBC Universal, Inc.
                                New York, NY  10112




Citizenship:
All - U.S.A.















                                      E-5


                                                                      SCHEDULE F
                                                                      ----------


                         NATIONAL BROADCASTING COMPANY HOLDING, INC.
                                          DIRECTORS


                                              PRESENT
             NAME                        BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
             ----                        ----------------                     --------------------

Philip D. Ameen                 General Electric Company             Vice President and Comptroller,
                                3135 Easton Turnpike                 General Electric Company
                                Fairfield, CT  06828

Mark J. Krakowiak               General Electric Company             Vice President, General Electric
                                3135 Easton Turnpike                 Company
                                Fairfield, CT  06828

John M. Samuels                 General Electric Company             Vice President and Senior Tax
                                3135 Easton Turnpike                 Counsel, General Electric Company
                                Fairfield, CT  06828

Citizenship:
All - U.S.A.









                                       F-1



                         NATIONAL BROADCASTING COMPANY HOLDING, INC.
                                      EXECUTIVE OFFICERS


                                              PRESENT
             NAME                        BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
             ----                        ----------------                     --------------------
Philip D. Ameen                 General Electric Company             Vice President and Comptroller,
                                3135 Easton Turnpike                 General Electric Company
                                Fairfield, CT  06828

Mark E. Buchanan                General Electric Company             Director - State Income and Franchise
                                12 Corporate Woods Boulevard         Taxes, General Electric Company
                                Albany, NY 12211

Lynn Calpeter                   NBC Universal, Inc.                  Executive Vice President and Chief
                                30 Rockefeller Plaza                 Financial Officer, NBC Universal, Inc.
                                New York, NY  10112

Donald Calvert                  General Electric Company             Counsel, Mergers & Acquisitions -
                                3135 Easton Turnpike                 Taxes, General Electric Company
                                Fairfield, CT  06828

Richard Cotton                  NBC Universal, Inc.                  Executive Vice President and General
                                30 Rockefeller Plaza                 Counsel, NBC Universal, Inc.
                                New York, NY  10112

Todd Davis                      NBC Universal, Inc.                  Senior Vice President & Senior Tax
                                30 Rockefeller Plaza                 Counsel, NBC Universal, Inc.
                                New York, NY  10112

Malvina Iannone                 General Electric Company             Counsel, General Electric Company
                                120 Long Ridge Road
                                Stamford, CT  06927

Mark J. Krakowiak               General Electric Company             Vice President, General Electric
                                3135 Easton Turnpike                 Company
                                Fairfield, CT  06828

Robert E. Malitz                General Electric Company             Manager, Federal Taxes, General
                                12 Corporate Woods Boulevard         Electric Company
                                Albany, NY 12211

Richard T. Maxstadt             General Electric Company             Senior Tax Manager, General Electric
                                13402 Pulp Finch Circle              Company
                                Lakewood Ranch, FL  34202



                                      F-2



                                              PRESENT
             NAME                        BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
             ----                        ----------------                     --------------------
Jennifer Dawn Mayhew            NBC Universal, Inc.                  Vice President Finance, State and
                                30 Rockefeller Plaza                 Local Tax Counsel, NBC Universal, Inc.
                                New York, NY  10112

Nancy McEwen                    General Electric Company             Deputy Treasurer, General Electric
                                3135 Easton Turnpike                 Company
                                Fairfield, CT  06828

Francis T. McGettigan           General Electric Company             Senior Deputy Treasurer, General
                                3135 Easton Turnpike                 Electric Company
                                Fairfield, CT  06828

Brian O'Leary                   NBC Universal, Inc.                  Senior Vice President, Tax Counsel,
                                30 Rockefeller Plaza                 NBC Universal, Inc.
                                New York, NY  10112

John M. Samuels                 General Electric Company             Vice President and Senior Tax
                                3135 Easton Turnpike                 Counsel, General Electric Company
                                Fairfield, CT  06828



Citizenship:
All - U.S.A.


                                  EXHIBIT INDEX



Exhibit 30  Power of Attorney (General Electric Capital Corporation).

Exhibit 31  Power of Attorney (General Electric Capital Services, Inc.).

Exhibit 32  Power of Attorney (General Electric Company).